UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12379
First Financial Bancorp Thrift Plan and Trust
300 High St.
Hamilton, OH 45011
First Financial Bancorp
300 High St.
Hamilton, OH 45011

Financial Statements and Supplemental Schedules
First Financial Bancorp Thrift Plan and Trust
Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp Thrift Plan and Trust
Financial Statements and Supplemental Schedules
Years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Audit Committee of the Board of Directors
First Financial Bancorp
We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2005, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are for supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 23, 2006

First Financial Bancorp Thrift Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments — at fair value:
First Financial Bancorp Common Stock	$17,980,811	$18,410,962
Mutual Funds	25,359,736	26,182,542
Prime Corporate Money Fund	297,197	829,309

Total investments	43,637,744	45,422,813

Receivables:
Interest and dividends	181,075	176,724

Cash	967	33,123

Total assets	43,819,786	45,632,660

Net assets available for benefits	$43,819,786	$45,632,660

See accompanying notes to financial statements.

First Financial Bancorp Thrift Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	December 31,
	2005	2004

Additions to net assets attributed to:
Investment Income:
Net (depreciation) appreciation in fair value of investments	$(396,658)	$2,903,343
Interest	140,861	281,595
Dividends	2,092,807	1,113,814

Total investment income	1,837,010	4,298,752

Contributions:
Employer	973,895	984,751
Participants	2,765,575	2,709,872
Rollovers	224,081	108,230
Participant loan payments	965	965

Total contributions	3,964,516	3,803,818

Total additions	5,801,526	8,102,570

Deductions from net assets attributed to:
Benefits paid to participants	7,614,250	3,033,982
Adminsitrative expenses	150	2,850

Total deductions	7,614,400	3,036,832

Net (decrease) increase	(1,812,874)	5,065,738
Net assets available for benefits:
Beginning of year	45,632,660	40,566,922

End of year	$43,819,786	$45,632,660

See accompanying notes to financial statements.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.
First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan.
General
The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of First Financial Bancorp and affiliates who have attained at least one year of service and are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).
Funding
Employer contributions to the Plan are equal to 50 percent of the employee’s contribution up to the first 6% of the participant’s deferrals. Employer contributions are initially invested in the First Financial Bancorp Common Stock Fund. Employer contributions made prior to January 1, 2006 are fully vested upon contribution to the Plan. Employer contributions made after December 31, 2005 for participants with a plan entry date of January 1, 2006, or after will be fully vested after the participant completes two years of service. As of March 31, 2002, participants have the option of directing the employer contributions out of the stock fund. Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.
Effective January 1, 2003, participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis. Prior to January 1, 2003, participants were permitted to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participating Corporations
The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those employees which the Plan determines shall be eligible.
Benefit Payments
Participants may elect an in-service, non-hardship distribution comprised of the participant’s after-tax contributions, employer contributions and the earnings on these accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant’s right to make contributions for one year.
Active employees may withdraw before-tax savings only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.
Participants’ Accounts
A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant’s rights to make future contributions for six months.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participants’ Accounts (continued)
Effective January 1, 2004, the Plan was converted to a daily valuation plan with Federated Retirement Plan Services (Federated). In conjunction with the conversion, all Plan investments, except for the First Financial Bancorp Common Stock, were liquidated and held in a money market fund during the blackout period. Participant balances were mapped from the previous investment options to the new investment options based on the investment elections of each participant prior to the conversion. The funds were mapped as follows:
Small Cap Fund to Federated Kaufmann Small Cap Fund (A)
International Fund to American Funds EuroPacific Growth Fund (R3)
Vanguard Index 500 Fund to Federated Max-Cap Index Fund
Savings Fund to Federated Capital Preservation Fund
The First Financial Bancorp Common Stock Fund, the Legacy Multi-Cap Core Equity Fund, the Legacy Core Bond Fund, and the Balanced Fund all remained an investment option.
Employee contributions to the Plan may be allocated, in 5 percent increments, among any of the eight available investment options, as follows:
The Federated Capital Preservation Fund invests in stable value products, including Guaranteed Investment Contracts (GIC’s), synthetic GIC’s, and money market funds. The fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and dividends are declared daily and paid monthly.
The Legacy Core Bond Fund seeks a high level of current income as is consistent with preservation of capital. This fund invests primarily in investment-grade or comparable quality debt obligations such as bonds, notes, debentures, bills, and other intermediate and short-term debt securities issued by corporations of the U.S. government, its agencies, or instrumentalities.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participants’ Accounts (continued)
The objective of the Balanced Fund is to balance capital appreciation and current income in stock and fixed income funds. The interest rate and market value of the model will change in reaction to interest rates, government policies, and worldwide economic conditions. The Balanced Fund allocates its assets to 40% bonds and 60% stocks.
The Legacy Multi-Cap Core Equity Fund seeks a high level of total return, consisting of capital appreciation and income. This Fund invests primarily in equity securities of companies of all market capitalizations, but emphasizes mid to large-cap companies. It may invest in common stocks, convertible securities, and preferred stocks of both domestic and foreign issues. It may also purchase undervalued stocks of companies if they offer prospects for substantial appreciation.
The First Financial Bancorp Common Stock Fund invests in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.
The American Funds EuroPacific Growth Fund (R3) seeks long-term growth of capital. It invests primarily in securities of issuers located in Europe and the Pacific Basin. Performances of foreign stocks are closely tied to the economic, political, and environmental condition of a country and region.
The Federated Max-Cap Index Fund seeks investment results that correspond to the aggregate price and dividend performance of publicly traded common stocks by duplicating the composition of the S&P 500 Index.
The Federated Kaufmann Small Cap Fund (A) seeks capital appreciation by investing in equity securities of small-cap companies.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
Plan Termination
In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
Investments are individual mutual funds held with Federated Retirement Plan Services and a separate trust account at First Financial Bank (the Bank), National Association, a wholly-owned subsidiary of the Plan Sponsor, to hold the First Financial Bancorp Common Stock Fund investment option for the Plan. Investments are stated at fair values based on quoted closing market prices obtained by Federated Retirement Plan Services from published market data. Security transactions are recorded on the trade date.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent five (5) percent or more of the Plan’s net assets are as follows:

	December 31
	2005	2004

First Financial Bancorp Common Stock Fund*	$17,980,811	$18,410,962
Federated Max-Cap Index Fund	5,560,441	5,776,261
Federated Kaufmann Small Cap Fund	3,358,839	3,325,264
Legacy Multi-Cap Core Equity Fund	7,059,084	8,506,593
Legacy Core Bond Fund	3,722,886	3,590,954
Federated Capital Preservation Fund	3,530,138	3,416,087

*	Investment is non-participant directed.
The Plan’s investments (including investments purchased, sold, and held during the year) (depreciated) appreciated in carrying value as follows:

	December 31
	2005	2004

First Financial Bancorp Common Stock	$(107,112)	$1,456,204
Equity and Fixed Income Mutual Funds	(289,546)	1,447,139

Net appreciation (depreciation)	$(396,658)	$2,903,343

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Administrative and other service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.
The Plan invests in common stock of the Plan Sponsor.
The Bank, an affiliate of the Plan Sponsor, is the Plan Trustee.
Through May of 2003, the Plan invested in the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund, which were managed by the Plan Trustee. On May 31, 2003, all investments held by the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund were transferred to the Legacy Core Bond Fund and the Legacy Multi-Cap Core Equity Fund, which are also managed by the Plan Trustee.

First Financial Bancorp Thrift Plan and Trust
EIN 31-1042001/Plan 002
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Number of
	Shares or		Current
Identity of Issue/Description of Asset	Principal Amount	Cost	Value

First Financial Bancorp common stock*	1,026,302 shares	$5,808,851	$17,980,811
Goldman Sachs
Prime Corporate Money Fund	297,197 shares	297,197	297,197
Federated Capital Preservation Fund	353,013 shares	N/A	3,530,138
Legacy Core Bond Fund*	386,994 shares	N/A	3,722,885
Legacy Multi-Cap Core Equity Fund*	713,760 shares	N/A	7,059,084
American Funds Euro Pacific Grth Fund (R3)	52,409 shares	N/A	2,128,349
Federated Max-Cap Index Fund	225,028 shares	N/A	5,560,441
Federated Kaufmann Small Cap Fund (A)	149,614 shares	N/A	3,358,839

			$43,637,744

*	Indicates party-in-interest to the Plan

N/A-Information is not required since these are participant directed investments

First Financial Bancorp Thrift Plan and Trust
EIN 31-1042001/Plan 002
Schedule H, Line 4 j — Schedule of Reportable Transactions
For the year ended December 31, 2005

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

Goldman Sachs Prime Corporate Money Fund	$8,450,261	—	$—	8,450,261	$8,450,261	$—

Goldman Sachs Prime Corporate Money Fund	—	8,955,047	—	8,955,047	8,955,047	—
There were no category (i), (ii), or (iv) reportable transactions during 2005.
NOTE: Rental expense is not applicable

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP THRIFT AND TRUST
Date: June 27, 2006	By:	/s/ Betty S. Irvine
Betty S. Irvine
Asst. Vice President Human Resources
First Financial Bank

/s/ J. Franklin Hall
J. Franklin Hall
Sr. Vice President and Chief Human Resources
First Financial Bancorp